UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Staples, Inc.
(Name of Issuer)

Common Stock, $0.0006 par value per share
(Title of Class of Securities)

855030102
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,361,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,361,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,361,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

 * Includes 16,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,159,897
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,159,897
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,159,897*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

* Includes 2,359,600 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,830,838
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,830,838
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,830,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 531,600 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 997,292
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 997,292
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 289,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 997,292
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 997,292
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 289,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 997,292
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 997,292
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 289,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD LEADERS GOLF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,699,777
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,699,777
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,699,777*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

* Includes 12,559,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,699,777
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,699,777
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,699,777*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

* Includes 12,559,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,699,777
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,699,777
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,699,777*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

* Includes 12,559,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,699,777
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,699,777
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,699,777*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

* Includes 12,559,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,361,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,361,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,361,574 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

* Includes 16,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,361,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,361,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,361,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

* Includes 16,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,361,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,361,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,361,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

* Includes 16,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 32,361,574
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 32,361,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,361,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

* Includes 16,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 32,361,574
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 32,361,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,361,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

* Includes 16,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 32,361,574
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 32,361,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,361,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

* Includes 16,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0006 par value per share (the “Shares”), of Staples, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is Five Hundred Staples Drive, Framingham, MA 01702.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Leaders Golf LLC, a Delaware limited liability company (“Starboard Golf LLC”), with respect to the Shares directly and beneficially owned by it;

(v)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Golf LLC;

(vi)
Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Golf LLC and Starboard Leaders Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Golf LLC;

(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

CUSIP NO. 855030102

(xii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(xiii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard Golf LLC, Starboard Leaders Fund, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard A LP, Starboard A GP, Starboard R LP, Starboard R GP and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.   The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC, Starboard C LP and Starboard Golf LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Golf LLC, Starboard Leaders Fund and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Golf LLC.  Starboard A GP serves as the general partner of Starboard A LP.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

CUSIP NO. 855030102

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 5,800,297 Shares beneficially owned by Starboard V&O Fund is approximately $72,988,702, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 2,359,600 Shares beneficially owned by Starboard V&O Fund, as further described in Item 6 below, is approximately $3,474,389, excluding brokerage commissions.  The aggregate purchase price of the 1,299,238 Shares beneficially owned by Starboard S LLC is approximately $16,974,761, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 531,600 Shares beneficially owned by Starboard S LLC, as further described in Item 6 below, is approximately $782,743, excluding brokerage commissions.  The aggregate purchase price of the 707,792 Shares beneficially owned by Starboard C LP is approximately $8,851,841, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 289,500 Shares beneficially owned by Starboard C LP, as further described in Item 6 below, is approximately $426,311, excluding brokerage commissions.  The aggregate purchase price of the 6,140,777 Shares beneficially owned by Starboard Golf LLC is approximately $82,511,530, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 12,559,000 Shares beneficially owned by Starboard Golf LLC, as further described in Item 6 below, is approximately $18,492,814, excluding brokerage commissions.  The aggregate purchase price of the 1,888,470 Shares held in the Starboard Value LP Account is approximately $24,699,002, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 785,300 Shares held in the Starboard Value LP Account, as further described in Item 6 below, is approximately $1,156,393, excluding brokerage commissions.

Item 4.                     Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 855030102

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), industry consolidation or potential business combinations involving the Issuer, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 639,801,830 Shares outstanding, as of November 17, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on December 10, 2014, Starboard V&O Fund beneficially owned 8,159,897 Shares, including 2,359,600 Shares underlying certain call options.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 8,159,897
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,159,897
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on December 10, 2014, Starboard S LLC beneficially owned 1,830,838 Shares, including 531,600 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,830,838
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,830,838
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 855030102

C.	Starboard C LP

(a)	As of the close of business on December 10, 2014, Starboard C LP beneficially owned 997,292 Shares, including 289,500 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 997,292
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 997,292
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 997,292 shares owned by Starboard C LP, including 289,500 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 997,292
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 997,292
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 997,292 shares owned by Starboard C LP, including 289,500 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 997,292
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 997,292
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 855030102

F.	Starboard Golf LLC

(a)	As of the close of business on December 10, 2014, Starboard Golf LLC beneficially owned 18,699,777 Shares, including 12,559,000 Shares underlying certain call options.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 18,699,777
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,699,777
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Golf LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Leaders Fund

(a)
Starboard Leaders Fund, as a member of Starboard Golf LLC, may be deemed the beneficial owner of the 18,699,777 shares owned by Starboard Golf LLC, including 12,559,000 Shares underlying certain call options.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 18,699,777
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,699,777
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Golf LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Golf LLC, may be deemed the beneficial owner of the 18,699,777 shares owned by Starboard Golf LLC, including 12,559,000 Shares underlying certain call options.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 18,699,777
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,699,777
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Golf LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 855030102

I.	Starboard A GP

(a)
Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 18,699,777 shares owned by Starboard Golf LLC, including 12,559,000 Shares underlying certain call options.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 18,699,777
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,699,777
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Golf LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard Value LP

(a)
As of the close of business on December 10, 2014, 2,673,770 Shares were held in the Starboard Value LP Account, including 785,300 Shares underlying certain call options.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Golf LLC and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 8,159,897 Shares owned by Starboard V&O Fund, (ii) 1,830,838 Shares owned by Starboard S LLC, (iii) 997,292 Shares owned by Starboard C LP, (iv) 18,699,777 Shares owned by Starboard Golf LLC and (v) 2,673,770 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 32,361,574
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,361,574
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 8,159,897 Shares owned by Starboard V&O Fund, (ii) 1,830,838 Shares owned by Starboard S LLC, (iii) 997,292 Shares owned by Starboard C LP, (iv) 18,699,777 Shares owned by Starboard Golf LLC and (v) 2,673,770 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 32,361,574
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,361,574
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 855030102

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 8,159,897 Shares owned by Starboard V&O Fund, (ii) 1,830,838 Shares owned by Starboard S LLC, (iii) 997,292 Shares owned by Starboard C LP, (iv) 18,699,777 Shares owned by Starboard Golf LLC and (v) 2,673,770 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 32,361,574
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,361,574
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 8,159,897 Shares owned by Starboard V&O Fund, (ii) 1,830,838 Shares owned by Starboard S LLC, (iii) 997,292 Shares owned by Starboard C LP, (iv) 18,699,777 Shares owned by Starboard Golf LLC and (v) 2,673,770 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 32,361,574
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,361,574
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 8,159,897 Shares owned by Starboard V&O Fund, (ii) 1,830,838 Shares owned by Starboard S LLC, (iii) 997,292 Shares owned by Starboard C LP, (iv) 18,699,777 Shares owned by Starboard Golf LLC and (v) 2,673,770 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 32,361,574
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 32,361,574

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 855030102

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund purchased in the over the counter market American-style call options referencing an aggregate of (i) 888,800 Shares, which have an exercise price of $13.00 per Share and expire on June 19, 2015, (ii) 542,600 Shares, which have an exercise price of $15.00 per Share and expire on June 19, 2015, and (iii) 928,200 Shares, which have an exercise price of $16.00 per Share and expire on June 19, 2015.

Starboard S LLC purchased in the over the counter market American-style call options referencing an aggregate of (i) 200,200 Shares, which have an exercise price of $13.00 per Share and expire on June 19, 2015, (ii) 122,400 Shares, which have an exercise price of $15.00 per Share and expire on June 19, 2015, and (iii) 209,000 Shares, which have an exercise price of $16.00 per Share and expire on June 19, 2015.

Starboard C LP purchased in the over the counter market American-style call options referencing an aggregate of (i) 109,100 Shares, which have an exercise price of $13.00 per Share and expire on June 19, 2015, (ii) 66,500 Shares, which have an exercise price of $15.00 per Share and expire on June 19, 2015, and (iii) 113,900 Shares, which have an exercise price of $16.00 per Share and expire on June 19, 2015.

Starboard Leaders Golf purchased in the over the counter market American-style call options referencing an aggregate of (i) 4,731,000 Shares, which have an exercise price of $13.00 per Share and expire on June 19, 2015, (ii) 2,888,000 Shares, which have an exercise price of $15.00 per Share and expire on June 19, 2015, and (iii) 4,940,000 Shares, which have an exercise price of $16.00 per Share and expire on June 19, 2015.

Starboard Value LP through the Starboard Value LP Account purchased in the over the counter market American-style call options referencing an aggregate of (i) 295,900 Shares, which have an exercise price of $13.00 per Share and expire on June 19, 2015, (ii) 180,500 Shares, which have an exercise price of $15.00 per Share and expire on June 19, 2015, and (iii) 308,900 Shares, which have an exercise price of $16.00 per Share and expire on June 19, 2015.

Depending on market conditions and other factors, the Reporting Persons may alter the mix of their collective beneficial ownership position in the Issuer, which is currently composed of 15,836,574 Shares and 16,525,000 Shares underlying the American-style call options described in this Item 6, by, among other things, exercising certain of the American-style call options, purchasing or selling Shares, and/or purchasing or selling options.

Starboard Leaders Golf has entered into certain cash-settled total return swap agreements with Société Générale (“SG”) & Credit Suisse (“CSFB”) as the counterparties (the “Swap Agreements”).  The swaps with SG & CSFB constitute economic exposure to 6,321,868 notional Shares and 91,558 notional Shares, respectively, with a reference price of $13.83 and $14.01, respectively and an expiration date of October 20, 2015 and December 7, 2015, respectively.  The Swap Agreements provide Starboard Leaders Golf with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Starboard Leaders Golf has an aggregate economic exposure of 6,413,426 Shares (representing approximately 1% of the outstanding Shares on the same basis).

CUSIP NO. 855030102

On December 10, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Leaders Golf LLC, Starboard Leaders Fund LP, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated December 10, 2014.

99.2	Power of Attorney for Jeffrey C. Smith, Mark Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. 855030102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS GOLF LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 855030102

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 855030102

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share/ Premium per Option($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	406,098	12.0609	10/13/2014
Purchase of Common Stock	198,255	12.0466	10/13/2014
Purchase of Common Stock	192,294	12.3363	10/14/2014
Purchase of Common Stock	219,766	12.0033	10/16/2014
Purchase of Common Stock	137,354	11.9138	10/17/2014
Purchase of Common Stock	57,315	13.0696	11/10/2014
Purchase of Common Stock	372,547	13.0430	11/11/2014
Purchase of Common Stock	429,861	13.2922	11/12/2014
Purchase of Common Stock	830,957	13.9169	11/19/2014
Purchase of Common Stock	207,739	13.8827	11/20/2014
Purchase of Common Stock	51,935	13.9242	11/26/2014
Purchase of Common Stock	141,409	13.8123	12/01/2014
Sale of Common Stock	(139,230)	13.9615	12/02/2014
Purchase of Cash-Settled Total Return Swap	139,230	14.0060	12/02/2014
Purchase of Call Option	214,200*	1.7500**	12/02/2014
Sale of Common Stock	(299,880)	14.4700	12/03/2014
Purchase of Cash-Settled Total Return Swap	299,880	14.4560	12/03/2014
Purchase of Call Option	428,300*	2.1400**	12/03/2014
Sale of Common Stock	(172,431)	14.3229	12/04/2014
Purchase of Cash-Settled Total Return Swap	172,431	14.4195	12/04/2014

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on June 19, 2015.
** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $13.00.

CUSIP NO. 855030102

Purchase of Call Option	246,300*	2.0500**	12/04/2014
Sale of Common Stock	(107,957)	14.1700	12/05/2014
Purchase of Cash-Settled Total Return Swap	107,957	14.1489	12/05/2014
Purchase of Call Option	257,000*	0.9400#	12/05/2014
Sale of Cash-Settled Total Return Swap	(167,679)	14.3129	12/08/2014
Sale of Common Stock	(156,366)	14.2800	12/08/2014
Purchase of Common Stock	167,679	14.3129	12/08/2014
Purchase of Common Stock	156,366	14.3038	12/08/2014
Purchase of Call Option	285,600*	1.1000#	12/08/2014
Purchase of Call Option	71,400*	0.7500##	12/08/2014
Sale of Cash-Settled Total Return Swap	(112,709)	14.4933	12/09/2014
Sale of Common Stock	(342,720)	14.6634	12/09/2014
Purchase of Common Stock	112,709	14.4933	12/09/2014
Purchase of Common Stock	342,720	14.4548	12/09/2014
Purchase of Call Option	856,800*	1.2474##	12/09/2014
Sale of Cash-Settled Total Return Swap	(439,110)	14.8100	12/10/2014
Purchase of Common Stock	439,110	14.8100	12/10/2014

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	90,847	12.0609	10/13/2014
Purchase of Common Stock	44,351	12.0466	10/13/2014
Purchase of Common Stock	43,017	12.3363	10/14/2014
Purchase of Common Stock	49,163	12.0033	10/16/2014
Purchase of Common Stock	30,727	11.9138	10/17/2014
Purchase of Common Stock	12,865	13.0696	11/10/2014

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on June 19, 2015.
** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $13.00.
# This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $15.00.
## This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $16.00.

CUSIP NO. 855030102

Purchase of Common Stock	83,620	13.0430	11/11/2014
Purchase of Common Stock	96,485	13.2922	11/12/2014
Purchase of Common Stock	186,513	13.9169	11/19/2014
Purchase of Common Stock	46,628	13.8827	11/20/2014
Purchase of Common Stock	11,657	13.9242	11/26/2014
Purchase of Common Stock	31,847	13.8123	12/01/2014
Sale of Common Stock	(31,356)	13.9615	12/02/2014
Purchase of Common Stock	31,356	14.0060	12/02/2014
Purchase of Call Option	48,200*	1.7500**	12/02/2014
Sale of Common Stock	(67,536)	14.4700	12/03/2014
Purchase of Common Stock	67,536	14.4560	12/03/2014
Purchase of Call Option	96,500*	2.1400**	12/03/2014
Sale of Common Stock	(38,833)	14.3229	12/04/2014
Purchase of Common Stock	38,833	14.4195	12/04/2014
Purchase of Call Option	55,500*	2.0500**	12/04/2014
Sale of Common Stock	(24,313)	14.1700	12/05/2014
Purchase of Common Stock	24,313	14.1489	12/05/2014
Purchase of Call Option	58,000*	0.9400#	12/05/2014
Sale of Common Stock	(35,215)	14.2800	12/08/2014
Purchase of Common Stock	35,215	14.3038	12/08/2014
Purchase of Call Option	64,400*	1.1000#	12/08/2014
Purchase of Call Option	16,000*	0.7500##	12/08/2014
Sale of Common Stock	(77,184)	14.6634	12/09/2014
Purchase of Common Stock	77,184	14.4548	12/09/2014
Purchase of Call Option	193,000*	1.2474##	12/09/2014

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	49,491	12.0609	10/13/2014

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on June 19, 2015.
** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $13.00.
# This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $15.00.
## This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $16.00.

CUSIP NO. 855030102

Purchase of Common Stock	24,161	12.0466	10/13/2014
Purchase of Common Stock	23,435	12.3363	10/14/2014
Purchase of Common Stock	26,783	12.0033	10/16/2014
Purchase of Common Stock	16,739	11.9138	10/17/2014
Purchase of Common Stock	7,008	13.0696	11/10/2014
Purchase of Common Stock	45,554	13.0430	11/11/2014
Purchase of Common Stock	52,563	13.2922	11/12/2014
Purchase of Common Stock	101,608	13.9169	11/19/2014
Purchase of Common Stock	25,402	13.8827	11/20/2014
Purchase of Common Stock	6,350	13.9242	11/26/2014
Purchase of Common Stock	17,349	13.8123	12/01/2014
Sale of Common Stock	(17,082)	13.9615	12/02/2014
Purchase of Common Stock	17,082	14.0060	12/02/2014
Purchase of Call Option	26,300*	1.7500**	12/02/2014
Sale of Common Stock	(36,792)	14.4700	12/03/2014
Purchase of Common Stock	36,792	14.4560	12/03/2014
Purchase of Call Option	52,600*	2.1400**	12/03/2014
Sale of Common Stock	(21,155)	14.3229	12/04/2014
Purchase of Common Stock	21,155	14.4195	12/04/2014
Purchase of Call Option	30,200*	2.0500**	12/04/2014
Sale of Common Stock	(13,245)	14.1700	12/05/2014
Purchase of Common Stock	13,245	14.1489	12/05/2014
Purchase of Call Option	31,500*	0.9400#	12/05/2014
Sale of Common Stock	(19,184)	14.2800	12/08/2014
Purchase of Common Stock	19,184	14.3038	12/08/2014
Purchase of Call Option	35,000*	1.1000#	12/08/2014

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on June 19, 2015.
** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $13.00.
# This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $15.00.

CUSIP NO. 855030102

Purchase of Call Option	8,800*	0.7500##	12/08/2014
Sale of Common Stock	(42,048)	14.6634	12/09/2014
Purchase of Common Stock	42,048	14.4548	12/09/2014
Purchase of Call Option	105,100*	1.2474##	12/09/2014

STARBOARD LEADERS GOLF LLC

Purchase of Common Stock	800,340	12.0609	10/13/2014
Purchase of Common Stock	390,723	12.0466	10/13/2014
Purchase of Common Stock	378,975	12.3363	10/14/2014
Purchase of Cash-Settled Total Return Swap	433,112	12.0033	10/16/2014
Purchase of Cash-Settled Total Return Swap	270,695	11.9138	10/17/2014
Purchase of Cash-Settled Total Return Swap	103,995	13.0696	11/10/2014
Purchase of Cash-Settled Total Return Swap	675,969	13.0430	11/11/2014
Purchase of Cash-Settled Total Return Swap	779,964	13.2922	11/12/2014
Purchase of Cash-Settled Total Return Swap	2,608,112	13.9169	11/19/2014
Purchase of Cash-Settled Total Return Swap	652,028	13.8827	11/20/2014
Purchase of Cash-Settled Total Return Swap	163,007	13.9242	11/26/2014
Purchase of Cash-Settled Total Return Swap	262,338	13.8123	12/01/2014
Sale of Common Stock	(741,000)	13.9615	12/02/2014
Purchase of Cash-Settled Total Return Swap	741,000	14.0060	12/02/2014
Purchase of Call Option	1,140,000*	1.7500**	12/02/2014
Sale of Common Stock	(1,596,000)	14.4700	12/03/2014
Purchase of Cash-Settled Total Return Swap	1,596,000	14.4560	12/03/2014
Purchase of Call Option	2,280,000*	2.1400**	12/03/2014
Sale of Common Stock	(917,700)	14.3229	12/04/2014
Purchase of Cash-Settled Total Return Swap	917,700	14.4195	12/04/2014

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on June 19, 2015.
## This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $16.00.
** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $13.00.

CUSIP NO. 855030102

Purchase of Call Option	1,311,000*	2.0500**	12/04/2014
Sale of Common Stock	(574,560)	14.1700	12/05/2014
Purchase of Cash-Settled Total Return Swap	574,560	14.1489	12/05/2014
Purchase of Call Option	1,368,000*	0.9400#	12/05/2014
Sale of Cash-Settled Total Return Swap	(532,321)	14.3129	12/08/2014
Sale of Common Stock	(832,200)	14.2800	12/08/2014
Purchase of Common Stock	532,321	14.3129	12/08/2014
Purchase of Common Stock	832,200	14.3038	12/08/2014
Purchase of Call Option	1,520,000*	1.1000#	12/08/2014
Purchase of Call Option	380,000*	0.7500##	12/08/2014
Sale of Cash-Settled Total Return Swap	(587,291)	14.4933	12/09/2014
Sale of Common Stock	(1,824,000)	14.6634	12/09/2014
Purchase of Common Stock	587,291	14.4933	12/09/2014
Purchase of Common Stock	1,824,000	14.4548	12/09/2014
Purchase of Call Option	4,560,000*	1.2474##	12/09/2014
Sale of Cash-Settled Total Return Swap	(2,245,442)	14.8100	12/10/2014
Purchase of Common Stock	2,245,442	14.8100	12/10/2014

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	131,524	12.0609	10/13/2014
Purchase of Common Stock	64,210	12.0466	10/13/2014
Purchase of Common Stock	62,279	12.3363	10/14/2014
Purchase of Common Stock	71,176	12.0033	10/16/2014
Purchase of Common Stock	44,485	11.9138	10/17/2014
Purchase of Common Stock	18,817	13.0696	11/10/2014

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on June 19, 2015.
** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $13.00.
# This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $15.00.
## This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $16.00.

CUSIP NO. 855030102

Purchase of Common Stock	122,310	13.0430	11/11/2014
Purchase of Common Stock	141,127	13.2922	11/12/2014
Purchase of Common Stock	272,810	13.9169	11/19/2014
Purchase of Common Stock	68,203	13.8827	11/20/2014
Purchase of Common Stock	17,051	13.9242	11/26/2014
Purchase of Common Stock	47,057	13.8123	12/01/2014
Sale of Common Stock	(46,332)	13.9615	12/02/2014
Purchase of Common Stock	46,332	14.0060	12/02/2014
Purchase of Call Option	71,300*	1.7500**	12/02/2014
Sale of Common Stock	(99,792)	14.4700	12/03/2014
Purchase of Common Stock	99,792	14.4560	12/03/2014
Purchase of Call Option	142,600*	2.1400**	12/03/2014
Sale of Common Stock	(57,381)	14.3229	12/04/2014
Purchase of Common Stock	57,381	14.4195	12/04/2014
Purchase of Call Option	82,000*	2.0500**	12/04/2014
Sale of Common Stock	(35,925)	14.1700	12/05/2014
Purchase of Common Stock	35,925	14.1489	12/05/2014
Purchase of Call Option	85,500*	0.9400#	12/05/2014
Sale of Common Stock	(52,035)	14.2800	12/08/2014
Purchase of Common Stock	52,035	14.3038	12/08/2014
Purchase of Call Option	95,000*	1.1000#	12/08/2014
Purchase of Call Option	23,800*	0.7500##	12/08/2014
Sale of Common Stock	(114,048)	14.6634	12/09/2014
Purchase of Common Stock	114,048	14.4548	12/09/2014
Purchase of Call Option	285,100*	1.2474##	12/09/2014

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on June 19, 2015.
** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $13.00.
# This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $15.00.
## This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $16.00.